Exhibit 99.1

Zimbabwe Indigenisation update: Caledonia Concludes Sale Agreement with National Indigenisation and Economic Empowerment Fund and
Receives Indigenisation Compliance Certificate

Toronto, Ontario June 21, 2012: Caledonia Mining Corporation (“Caledonia” or the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) is pleased to announce the signing of an agreement with the National Indigenisation and Economic Empowerment Fund (“NIEEF”) to transfer 16% of the Blanket Mine in Zimbabwe (“Blanket”) and the receipt of the Certificate of Compliance with requirements of Section 31(1)(a) of the Zimbabwe Indigenisation Act.

A conditional agreement has been signed for the sale of 16% of Blanket for a consideration of US$11.742 million to NIEEF. This agreement is in accordance with the Memorandum of Understanding (“MoU”), which was signed with the Government of Zimbabwe on February 20, 2012 pursuant to which Indigenous Zimbabweans will acquire 51% ownership of the Blanket Mine for a paid transactional value of US$30.09 million.

This agreement is in addition to the following conditional agreements which have already been signed in accordance with the terms of the MoU and as disclosed in previous news releases:

•	an agreement for the sale of 15% of Blanket to a consortium of Indigenous Zimbabweans for a consideration of US$11.008 million;

•
an agreement for the sale of 10% of Blanket to The Blanket Mine Employee Trust that has been established for the benefit of the present and future managers and employees of Blanket for a consideration of US$7.339 million; and

•
an agreement for the donation of 10% of Blanket to the Gwanda Community Share Ownership Trust that has been established for the benefit of the local community. Pursuant to the terms of the MoU, Blanket will also make a non-refundable donation of US$1.0 million to this trust.

Caledonia will facilitate the vendor funding of the sale transactions which will be repaid from future Blanket dividends attributable to the Indigenous Zimbabwean shareholders. Outstanding balances on these facilitation loans will attract interest at a rate of 10% over the 12-month LIBOR. The timing for the repayment of the facilitation loans will depend on the future financial performance of Blanket. Caledonia expects to redeploy the proceeds received in its projects.

Completion of these agreements is subject to several conditions precedent, which include certain approvals from the Reserve Bank of Zimbabwe which are expected to be met in the near future.

Blanket’s unaudited revenues and profit after tax for the year to December 31, 2011 were US$56.6 million and US$19.2 million respectively.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited John Prior / Sebastian Jones Tel: + 44 20 7523 8350
Newgate Threadneedle Beth Harris / Josh Royston Tel: +44 20 7653 9850	CHF Investor Relations Stephanie Fitzgerald Tel : +1 416 868 1079 x 222 stephanie@chfir.com